Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

November 30, 2015

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on December 22, 2015 at 5:00 P.M., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the enclosed amended proxy statement relating to the Meeting (the “Proxy Statement”). The Company’s financial statements for the fiscal year ended December 31, 2014 will be reviewed at the Meeting. The Company’s board of directors unanimously recommends a vote “FOR” each proposal set forth in the enclosed Proxy Statement.

Whether or not you plan to attend the Meeting in person, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than the time fixed for the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s proxy card, which will include instructions about voting by telephone or over the Internet.

The Company has fixed the close of business on November 23, 2015 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in the Company’s most recent annual report on Form 20-F, which is available on the Company’s investor relations website at http://sodastream.investorroom.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

AMENDED Notice of THE ANNUAL General Meeting of Shareholders

TO BE HELD ON DECEMBER 22, 2015

The Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on December 22, 2015 at 5:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes:

1.	To reelect Mr. Stanley Stern as a director of the Company.

2.	To elect Mr. Jonathan Kolodny as a director of the Company.

3.	To elect Mr. Richard Hunter as a director of the Company.

4.	To approve a grant of options to Mr. Stanley Stern, subject to his reelection as a director of the Company at the Meeting.

5.	To approve a grant of options to Mr. Jonathan Kolodny, subject to his election as a director of the Company at the Meeting.

6.	To approve a grant of options to Mr. Richard Hunter, subject to his election as a director of the Company at the Meeting.

7.	To approve a grant of options to Mr. Daniel Birnbaum, the chief executive officer of the Company, and a related amendment to the Company’s compensation policy for its office holders.

8.	To approve a grant of options and a cash bonus to Mr. Daniel Birnbaum, the chief executive officer of the Company, in the event of a strategic investment, and a related amendment to the Company’s compensation policy for its office holders.

9.	To approve an amendment to the Company’s 2010 Employee Share Option Plan (the “2010 Plan”) to increase the aggregate number of ordinary shares authorized for issuance thereunder by 505,000 ordinary shares.

10.	To approve amendments to the articles of association of the Company eliminating the “classified board” mechanism, and providing for the election and reelection of all directors (other than external directors) on an annual basis.

11.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

12.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2014.

13.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Unless Proposal 10 is adopted, if reelected or elected, Mr. Stern will serve as a Class II director holding office until the annual general meeting of shareholders to be held in 2018, Mr. Kolodny will serve as a Class I director holding office until the annual general meeting of shareholders to be held in 2017, and Mr. Hunter will serve as a Class III director holding office until the annual general meeting of shareholders to be held in 2016, in each case, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.

These proposals are described more fully in the enclosed amended proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, 4, 5, 6, 9 and 11 is required to constitute approval of each such proposal.

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The approval of each of Proposals 7 and 8 requires the affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each such proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

The approval of Proposal 10 requires the affirmative vote of two-thirds of the outstanding voting shares of the Company.

Shareholders of record at the close of business on November 23, 2015 (the “Record Date”), are entitled to notice of and to vote at the Meeting. The amended Proxy Statement and the amended proxy card will be mailed on or about December 1, 2015 to the shareholders of record.

If you are unable to attend the Meeting in person you are asked to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by us no later than the time fixed for the Meeting or vote by telephone or over the Internet if your proxy card describes such voting methods. Your proxy may be revoked at any time before it is voted if you return a later-dated proxy card or if you vote your shares in person at the Meeting if you are the record holder of the shares and can provide a copy of a certificate(s) evidencing your shares. If your shares are held in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a “legal proxy” from the record holder to vote the shares at the Meeting on behalf of the record holder.

By order of the Board of Directors,

/s/ Yuval Cohen

Yuval Cohen
Chairman of the Board of Directors

Airport City, Israel

November 30, 2015

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

AMENDED PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22, 2015

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”). The Meeting will be held on December 22, 2015 at 5:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this amended proxy statement (the “Proxy Statement”):

1.	To reelect Mr. Stanley Stern as a director of the Company.

2.	To elect Mr. Jonathan Kolodny as a director of the Company.

3.	To elect Mr. Richard Hunter as a director of the Company.

4.	To approve a grant of options to Mr. Stanley Stern, subject to his reelection as a director of the Company at the Meeting.

5.	To approve a grant of options to Mr. Jonathan Kolodny, subject to his election as a director of the Company at the Meeting.

6.	To approve a grant of options to Mr. Richard Hunter, subject to his election as a director of the Company at the Meeting.

7.	To approve a grant of options to Mr. Daniel Birnbaum, the chief executive officer of the Company, and a related amendment to the Company’s compensation policy for its office holders.

8.	To approve a grant of options and a cash bonus to Mr. Daniel Birnbaum, the chief executive officer of the Company, in the event of a strategic investment, and a related amendment to the Company’s compensation policy for its office holders.

9.	To approve an amendment to the Company’s 2010 Employee Share Option Plan (the “2010 Plan”) to increase the aggregate number of ordinary shares authorized for issuance thereunder by 505,000 ordinary shares.

10.	To approve amendments to the articles of association of the Company eliminating the “classified board” mechanism, and providing for the election and reelection of all directors (other than external directors) on an annual basis.

11.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

Unless Proposal 10 is adopted, if elected, Mr. Stern will serve as a Class II director holding office until the annual general meeting of shareholders to be held in 2018, Mr. Kolodny will serve as a Class I director holding office until the annual general meeting of shareholders to be held in 2017, and Mr. Hunter will serve as a Class III director holding office until the annual general meeting of shareholders to be held in 2016, in each case, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.

Our board of directors unanimously recommends that you vote “FOR” each of the proposals listed above and described in this Proxy Statement.

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In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014, will be presented for discussion at the Meeting pursuant to the provisions of the Companies Law. These financial statements are available on the Company’s investor relations website at http://sodastream.investorroom.com or the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. None of the financial statements, the accompanying auditors’ report, the contents of the Company’s website, or the information that can be accessed through the Company’s website, form part of the proxy solicitation materials.

Currently, we are not aware of any other matters that will come before the Meeting.

Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement, or vote by telephone or over the Internet in accordance with the instructions on your proxy card (if your shares are held in “street name” through a bank, broker or other nominee), in order to be represented at the Meeting or at any adjournment or postponement thereof.

ABOUT THE MEETING

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on November 23, 2015 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about December 1, 2015.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Chief Financial Officer or the Head of Legal Department of the Company or to vote in person at the Meeting.

You are also entitled to notice of and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date. If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. If your shares are held in “street name,” these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares at the Meeting. You also may attend the Meeting. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 11 relating to the reappointment of the Company’s independent registered accounting firm for the fiscal year ending December 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card. We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 7010000, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by no later than the time fixed for the Meeting.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

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In addition, if you hold your shares in “street name,” then you received this Proxy Statement from the broker, bank or other nominee, along with the nominee’s voting instruction card which includes voting instructions, including voting by phone or through an Internet website. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion on non-routine matters, as described above.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel, Attn: Dotan Bar-Natan, Head of Legal Department, prior to the time of the Meeting canceling the proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting, or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

If you hold shares in “street name” you must contact your bank, broker or other nominee to revoke any prior voting instructions.

Quorum and Required Vote

As of October 31, 2015, there were 21,038,428 ordinary shares outstanding. Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The Nasdaq Stock Exchange rules (the “Nasdaq Rules”), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under the Nasdaq Rules.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each of Proposals 1, 2, 3, 4, 5, 6, 9 and 11 at the Meeting is required to constitute approval of each such proposal.

The approval of each of Proposals 7 and 8 requires the affirmative vote of the majority of the shares present in person or represented by proxy and voting at the Meeting on each such proposal, excluding abstentions, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not “controlling shareholders” and who do not have a “personal interest” in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

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The approval of Proposal 10 requires the affirmative vote of two-thirds of the outstanding voting shares of the Company.

Under applicable Israeli law, in order for a vote on Proposals 7 and 8 to be counted, the voting shareholder must indicate whether or not he or she has a personal interest in the resolutions under such proposals. In order to avoid confusion in the voting and tabulation process of shareholders’ votes, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder does not have a personal interest in the resolutions under Proposals 7 and 8 and is not a controlling shareholder. If you are unable to make the certification, please contact the Company’s Head of Legal Department, Mr. Dotan Bar-Natan, for instructions on how to vote at +972-3-976-2309 or, if you hold your shares in “street name,” please instruct the representative managing your account to contact us on your behalf.

The term “controlling shareholder” means a shareholder who has the ability to direct the activities of the Company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its chief executive officer (referred to in the Companies Law as the general manager). In addition, the term controlling shareholder includes any shareholder that holds 25% or more of the voting rights of the Company if no other shareholder holds more than 50% of the voting rights in the Company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for approval are deemed as joint holders. As of the date hereof, the Company is not aware of any controlling shareholders.

A “personal interest” of a shareholder is defined as: (1) such shareholder’s personal interest in an act or a transaction of the Company, including (i) a personal interest of such shareholder’s relative, and (ii) a personal interest of a corporation in which such shareholder or any of his/her relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company. A personal interest includes the personal interest of either the proxy holder (whether or not the shareholder granting the proxy has a personal interest) or the shareholder granting the proxy, in each case, whether or not the proxy holder has discretion how to vote in the matter. The term “relative” means a shareholder’s spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Who Will Bear Proxy Solicitation Costs

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by us.

Voting Results

We will publish the results of the Meeting on a Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at http://sodastream.investorroom.com. The contents of that website, or the information that can be accessed through that website, are not a part of this Proxy Statement.

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BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2015 by:

•	each person or entity known by us to beneficially own 5% or more of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 21,038,428 ordinary shares outstanding as of October 31, 2015.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City 7010000, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number(1)	Percentage(2)
FMR LLC and Affiliates (3)	1,898,655	9.0%
Real Property International Limited (4)	1,270,008	6.0%
Executive officers and directors
Yuval Cohen	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (5)	*	*
Stanley Stern	-	-
Daniel Birnbaum (6)	543,420	2.5%
Daniel Erdreich	*	*
Shmuel Perez	*	*
Eyal Shohat	*	*
Mika Mazor	*	*
Yaron Kopel	*	*
Amir Eyal	*	*
All executive officers and directors as a group (12 persons) (7)	848,317	3.9%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities and include shares subject to options that are exercisable within 60 days after October 31, 2015.

(2) If a shareholder has the right to acquire shares by exercising options that are exercisable within 60 days after October 31, 2015, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2014, by FMR LLC (“FMR”). Consists of 1,886,755 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 11,900 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d and FMR each has sole dispositive power over 1,886,755 shares and sole voting and dispositive power over 11,900 shares. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.

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(4)   Based on a Schedule 13G/A filed with the SEC on February 11, 2015. Includes 546,842 shares beneficially owned by Real Property International Limited, a British Virgin Islands company (which changed its name from “Real Property Investments Limited” and its domicile from Liberia), and 723,166 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held by Line Holdings Limited and Line Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris, one of our directors. The principal address of each Reporting Person is 237 Main Street, Gibraltar, GX11 1AA.

(5)   The address for Mr. Morris is c/o KDM Partners LLP, 58 Queen Anne St., London W1G 8HW.

(6)   Consists of 143,420 shares purchased in open market transactions and options to purchase 400,000 shares which are currently exercisable or exercisable within 60 days of October 31, 2015.

(7)   Consists of 151,519 shares, options to purchase 669,626 shares and 27,172 restricted share units which are currently exercisable or have vested or exercisable or will become vested within 60 days of October 31, 2015.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2014, as required by regulations promulgated under the Companies Law, please see “Item 6.B.” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 20, 2015.

CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of six directors: Mr. Yuval Cohen, Mr. Daniel Birnbaum, Mr. Eytan Glazer, Ms. Lauri A. Hanover, Mr. David Morris and Mr. Stanley Stern. Mr. Glazer and Ms. Hanover serve as our external directors. Our articles of association provide that our board of directors may include between five and nine directors. Removal of any director prior to the expiration of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about the directors of the Company as of the date of this Proxy Statement:

Name	Age	Position
Yuval Cohen	53	Chairman
Daniel Birnbaum	53	Director and Chief Executive Officer
Eytan Glazer	53	Director
Lauri A. Hanover	56	Director
David Morris	46	Director
Stanley Stern	58	Director

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law) are divided into three classes (sometimes referred to as a “classified board” or a “staggered board” mechanism). Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or reelection, such that, each year the term of office of only one class of directors will expire. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association. The term of Class II directors, consisting of Messrs. Yuval Cohen and Stanley Stern, expires at the Meeting. Class I directors, consisting of Mr. Daniel Birnbaum, will hold office until our annual general meeting of shareholders to be held in 2017. Class III directors, consisting of Mr. Morris, will hold office until our annual general meeting of shareholders to be held in 2016. The current term of office of each of our external directors is scheduled to end on February 7, 2017. Mr. Stanley Stern is standing for reelection as a Class II director to hold office until our annual general meeting of shareholders to be held in 2018. Further to his request, Mr. Yuval Cohen will not be standing for reelection at the Meeting. Our board of directors has resolved that, if reelected at the Meeting, Mr. Stanley Stern will be appointed as chairman of the board of directors commencing as of the date of the Meeting.

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Unless Proposal 10 is adopted, it is proposed that Mr. Jonathan Kolodny will serve as a Class I director to hold office until our annual general meeting of shareholders to be held in 2017 and that Mr. Richard Hunter will serve as a Class III director to hold office until our annual general meeting of shareholders to be held in 2016.

Further, it is also proposed that our articles of association be amended to eliminate the “classified board” mechanism. If the proposal to amend our articles of association to eliminate the “classified board” mechanism is approved at the Meeting, then the reelection of all directors (other than external directors) will be on an annual basis. Accordingly, the term of office of each our continuing directors and of our director nominees standing for reelection or election at the Meeting, if reelected or elected at the Meeting, as applicable, will be until our annual general meeting of shareholders to be held in 2016.

Director Compensation

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 for each action by written consent of the board or a committee thereof. Mr. Yuval Cohen, as the chairman of our board of directors, receives an annual cash retainer of $60,000. We reimburse all of our directors for expenses arising from their board membership duties and they are entitled to exculpation, indemnification and insurance to fullest extent permitted by applicable law and our articles of association. Mr. Birnbaum, who serves as our chief executive officer, does not receive additional compensation for his role as a director of our Company. He is, however, entitled to the terms of exculpation, indemnification and insurance to the fullest extent permitted by the Companies Law and our articles of association and for reimbursement of any expenses arising from his directorship and service as an officer of the Company.

BOARD COMMITTEES

Our audit committee, compensation committee and nominating and governance committee each consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee and the compensation committee is Ms. Hanover. The chairperson of the nominating and governance committee is Mr. Glazer.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2014, our board of directors held 20 meetings, our audit committee held six meetings, our compensation committee held seven meetings and our nominating and governance committee held one meeting, in each case, including actions by written consent, where applicable. Each of our directors attended 100% of the aggregate number of board of directors or committee meetings, as applicable, held during the time he or she was serving as a director, except that two of our directors each missed one board of directors meeting.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of Mr. David Morris, Mr. Eytan Glazer, Ms. Lauri A. Hanover and Mr. Stanley Stern satisfies the independent director requirements under the Nasdaq Rules. Our board of directors has also determined that each of Messrs. Jonathan Kolodny and Richard Hunter, our director nominees, satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules and if Messrs. Stanley Stern, Jonathan Kolodny and Richard Hunter are reelected and elected at the Meeting, as applicable, a majority of the Company’s board of directors will continue to be comprised of independent directors as such term is defined in the Nasdaq Rules. In addition, Ms. Hanover and Messrs. Glazer and Morris are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and under the Nasdaq Rules applicable to members of audit committees and compensation committees.

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BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for reelection at the Meeting is set forth below and biographical information concerning Mr. Stanley Stern, the nominee for reelection as a Class II director, is set forth below under Proposal 1 “Reelection of Mr. Stern as a Director of SodaStream.” Biographical information concerning Messrs. Kolodny and Hunter, the new director nominees, is set forth under Proposals 2 and 3, “Election of each of Mr. Jonathan Kolodny and Mr. Richard Hunter as a Director of SodaStream.” Biographical information concerning Mr. Yuval Cohen, whose term of office expires at the Meeting and, further to his request, will not be standing for reelection at the Meeting, can be found in “Item 6.A.” in our annual report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 20, 2015.

Continuing Non-External Directors

Daniel Birnbaum has served as our chief executive officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the general manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up company, and served as its chief executive officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its chief executive officer until 1999. Mr. Birnbaum holds a B.A. from The Hebrew University of Jerusalem and an M.B.A. from Harvard Business School.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, the late Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Continuing External Directors

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in, and actively involved with, several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the chief executive officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as vice president of marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Since August 2013, Ms. Hanover has served as the chief financial officer of Netafim Ltd. Between May 2009 and July 2013, she served as executive vice president and chief financial officer of Tnuva Group. From January 2008 through April 2009, she served as chief executive officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as senior vice president and chief financial officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as corporate vice president and chief financial officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as executive vice president and chief financial officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller at Scitex Corporation Ltd., and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria). Ms. Hanover currently serves as an external director of Kornit Digital Ltd. (Nasdaq:KRNT) and previously served as an external director of Nova Measuring Instruments Ltd. and Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

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PROPOSAL NO. 1

REELECTION OF MR. STANLEY STERN AS A DIRECTOR OF SODASTREAM

Background

Our shareholders are asked to reelect Mr. Stanley Stern as a Class II director to hold office until our annual general meeting of shareholders to be held in 2018.

Our board of directors, following the recommendation of our nominating and governance committee, has nominated Mr. Stanley Stern for reelection to serve as a Class II director of the Company, such office to expire at the annual general meeting of our shareholders to be held in 2018.

Mr. Stern has consented to being named in this Proxy Statement and informed us that he is willing to continue serving as a director if reelected.

In accordance with the Companies Law, Mr. Stern has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning Mr. Stern, Director Standing for Reelection

Stanley Stern has served as a member of our board of directors since February 2015. Since February 2013, Mr. Stern has served as the president of Alnitak Capital Partners, a private merchant bank and strategic advisory firm. Since December 2012, Mr. Stern has served as chairman of the board of directors of AudioCodes Ltd. (Nasdaq:AUDC). He also currently serves on the board of directors of Foamix Pharmaceuticals Ltd. (Nasdaq:FOMX) and Ekso Bionics (OTCQB:EKSO). Mr. Stern has over 30 years of experience as an investment banker, holding positions at Salomon Brothers, C.E. Unterberg, STI Ventures, and between 1982 and 1999, and again between 2004 and 2013, at Oppenheimer & Co., including as managing director and head of investment banking, technology, Israeli banking and Financial Institutions Groups (FIG). From 2012 until its sale in 2014, he served as a director of Given Imaging Ltd., a medical device company. From 2002 until 2013, Mr. Stern served as a director of Tucows, Inc., a publicly traded internet service provider, including as chairman of the board of directors from 2002 until 2012. From 2005 until its sale in 2011, he served as a director and chairman of the audit committee of Fundtech Ltd., and from 2004 until 2009, Mr. Stern served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. Mr. Stern holds an M.B.A. from Harvard Business School and a B.A. from Queens College.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

If Proposal 10 to amend our articles of association to eliminate the “classified board” mechanism at the Meeting is approved, the term of office for Mr. Stern will be until our annual general meeting of shareholders to be held in 2016.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Stanley Stern be, and hereby is, reelected to serve as a Class II member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2018, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NOS. 2 AND 3

ELECTION OF EACH OF MR. JONATHAN KOLODNY

AND MR. RICHARD HUNTER AS A DIRECTOR OF SODASTREAM

Background

Our shareholders are asked to elect Mr. Jonathan Kolodny as a Class I director to hold office until our annual general meeting of shareholders to be held in 2017 and to elect Mr. Richard Hunter as a Class III director to hold office until our annual general meeting of shareholders to be held in 2016.

Our board of directors, following the recommendation of our nominating and governance committee, has nominated Mr. Jonathan Kolodny for election to serve as a Class I director of the Company, such office to expire at the annual general meeting of our shareholders to be held in 2017 and Mr. Richard Hunter for election to serve as a Class III director of the Company, such office to expire at the annual general meeting of shareholders to be held in 2016.

Each of Mr. Kolodny and Mr. Hunter has consented to being named in this Proxy Statement and informed us that he is willing to serve as a director if elected.

In accordance with the Companies Law, each of Mr. Kolodny and Mr. Hunter has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

Biographical Information Concerning Mr. Kolodny, Nominee Standing for Election

Jonathan Kolodny, age 46, has served as chief executive officer of Jardin International Holdings, since 2013, where he is responsible for the overseas activities of the Keter Group, a consumer plastic group of companies. Between 1994 and 2013, Mr. Kolodny held various positions at McKinsey & Company, including as a director and senior partner from 2007 until 2013. Mr. Kolodny received a B.A. in computer science from Harvard College and a Ph.D. in cognitive neuroscience from the University of Cambridge.

Biographical Information Concerning Mr. Hunter, Nominee Standing for Election

Richard Hunter, age 46, has served as chairman of Holmes Place International, a European health club operator, since 2012. In addition, since 2012, Mr. Hunter has served as chief executive officer of McCann Tel Aviv, one of Israel’s largest advertising, media, and digital agencies. From 2010 to 2012, Mr. Hunter served as chief operating officer of Shufersal, one of Israel’s largest supermarket chains. Mr. Hunter received an LL.B. from the College of Management in Tel Aviv, and an M.B.A. from INSEAD in Fontainebleau, France.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve each of the resolutions set forth below.

If Proposal 10 to amend our articles of association to eliminate the “classified board” mechanism at the Meeting is approved, the term of office for each of Mr. Kolodny and Mr. Hunter will be until our annual general meeting of shareholders to be held in 2016.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each nominee):

“RESOLVED, that Mr. Jonathan Kolodny be, and hereby is, elected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2017, effective immediately.”

“RESOLVED, that Mr. Richard Hunter be, and hereby is, elected to serve as a Class III member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2016, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolutions.

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PROPOSAL NO. 4

APPROVAL OF A GRANT OF OPTIONS TO MR. STANLEY STERN,

A NON-EMPLOYEE DIRECTOR OF THE COMPANY

Background

Under the Companies Law, remuneration of the members of our board of directors requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grant of options to Mr. Stanley Stern, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval by our shareholders.

In December 2010, in connection with our initial public offering, each of our non-employee directors, including our external directors, were granted options to purchase 30,000 of our ordinary shares and, in addition, each of our non-employee directors was also granted options to purchase 20,000 of our ordinary shares in December 2013. It is proposed that Mr. Stanley Stern, who was appointed as a director of the Company in February 2015, and is a non-employee director, be granted options as described below.

Grant of Options

Our shareholders are asked to approve a grant of options to Mr. Stanley Stern to purchase 30,000 of our ordinary shares (the “Stern Director Options”). The date of grant of the Stern Director Options will be November 9, 2015, the date our board of directors approved the grant (the “Stern Director Options Date of Grant”) and the exercise price will be $15.49, which was the closing price of our ordinary shares on the Stern Director Options Date of Grant. The Stern Director Options will be granted under our 2010 Plan and will vest over three years in equal installments on the first, second and third anniversaries of the Stern Director Options Date of Grant. The exercise period of the Stern Director Options will be five years from the Stern Director Options Date of Grant.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Mr. Stanley Stern, a non-employee director, as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015 be, and hereby is, approved.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NOS. 5 AND 6

APPROVAL OF A GRANT OF OPTIONS TO EACH OF MR. JONATHAN KOLODNY

AND MR. RICHARD HUNTER, IF ELECTED AS A DIRECTOR

OF THE COMPANY AT THE MEETING

Background

Under the Companies Law, remuneration of the members of our board of directors requires, in addition to the approval of our compensation committee and board of directors, shareholder approval. The grant of options to each of our director nominees, Mr. Jonathan Kolodny and Mr. Richard Hunter, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval by our shareholders.

In December 2010, in connection with our initial public offering, each of our non-employee directors, including our external directors, were granted options to purchase 30,000 of our ordinary shares and, in addition, each of our non-employee directors was also granted options to purchase 20,000 of our ordinary shares in December 2013. It is proposed that each of Mr. Jonathan Kolodny and Mr. Richard Hunter, if elected as a director of the Company under Proposal 2 and 3 above, respectively, and who would be a non-employee director if so elected, be granted options as described below.

Grant of Options

Our shareholders are asked to approve a grant of options to each of Mr. Jonathan Kolodny and Mr. Richard Hunter to purchase 30,000 of our ordinary shares (the “Director Nominee Options”). The date of grant of the Director Nominee Options will be November 26, 2015, the date our board of directors approved the grant (the “Director Nominee Options Date of Grant”) and the exercise price will be $15.00, which was approximately 1% higher than the closing price of our ordinary shares on the last trading day on the Nasdaq Stock Market prior to the Director Nominee Options Date of Grant. The Director Nominee Options will be granted under our 2010 Plan and will vest over three years in equal installments on the first, second and third anniversaries of the Director Nominee Options Date of Grant. The exercise period of the Director Nominee Options will be five years from the Director Nominee Options Date of Grant.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolutions set forth below.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted (separately with respect to each of Mr. Kolodny and Mr. Hunter):

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Mr. Jonathan Kolodny, if elected as a director of the Company at the Meeting, as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015 be, and hereby is, approved.”

“RESOLVED, that the grant of options to purchase 30,000 ordinary shares of the Company to Mr. Richard Hunter, if elected as a director of the Company at the Meeting, as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015 be, and hereby is, approved.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolutions.

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PROPOSAL NO. 7

APPROVAL OF A GRANT OF OPTIONS TO THE COMPANY’S CHIEF EXECUTIVE

OFFICER, Mr. Daniel Birnbaum, AND A RELATED AMENDMENT TO THE

COMPANY’S COMPENSATION POLICY FOR ITS OFFICE HOLDERS

Background

At the Meeting, the shareholders will be asked to approve a grant of options to our chief executive officer (the “CEO”), Mr. Daniel Birnbaum, and to approve a related amendment to our compensation policy for our office holders.

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders. Mr. Birnbaum serves as both a director and the CEO of the Company. The grant of options to our CEO, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval by our shareholders.

Our compensation committee and board of directors approved the grant of options described below as they believe that, together with the current terms of Mr. Birnbaum’s compensation, it would serve as an appropriate long-term retention and performance incentive and to advance the objectives of the Company, its work plan and long-term strategy. In approving the grant of options, our compensation committee and board of directors considered, among other factors, the following:

(i)	that Mr. Birnbaum currently holds options to purchase 715,000 of our ordinary shares, which were granted between 2010-2012, and does not hold any other equity awards. The satisfaction of the conditions for the vesting of 315,000 of said options (i.e., our achieving a performance condition of a weighted revenue-EBITDA measurement based on our aggregate annual revenue and EBITDA at the end of each of the years from 2012 through 2015, and our aggregate revenue and EBITDA included in our annual approved budget), which were granted under our long-term incentive plan which applies to Mr. Birnbaum that was adopted in December 2012 (the “LTIP”), is highly unlikely. In addition, 505,000 of the options that Mr. Birnbaum currently holds (including the 315,000 options under the LTIP) are considerably “out of the money” as they have exercise prices exceeding $35.00 (the “Underwater Options”). The remaining 210,000 options currently held by Mr. Birnbaum were granted in 2010 in connection with the Company’s initial public offering;

(ii)	their conclusion that the LTIP and the other current terms of Mr. Birnbaum’s compensation do not adequately serve as appropriate long-term retention or performance incentives;

(iii)	that Mr. Birnbaum, as a show of confidence in the Company’s long-term prospects, did not exercise any of the options granted to him in 2010, even though he could have exercised such options and sold the underlying shares and realized a significant profit;

(iv)	Mr. Birnbaum’s education, performance, skills, characteristics and his knowledge of the Company and the home beverage carbonation industry; and

(v)	his leading role in connection with the Company’s growth plan.

Grant of Options

Our shareholders are asked to approve a grant of options to the CEO to purchase 600,000 of our ordinary shares (the “Options”). 190,000 of the Options will be in lieu of 190,000 of the Underwater Options, comprised of 135,000 vested options under the LTIP and 55,000 vested options which were granted in November 2011, which will be cancelled. As described above, the satisfaction of the conditions for the vesting of 315,000 options under the LTIP is highly unlikely and such options are expected to lapse upon the approval of our audited financial statements for the year ending December 31, 2015. The date of grant of the Options will be November 26, 2015, the date our board of directors approved the grant (the “Date of Grant”) and the exercise price will be $15.00, which was approximately 1% higher than the closing price of our ordinary shares on the last trading day on the Nasdaq Stock Market prior to the Date of Grant. The exercise period of the Options will be five years from the Date of Grant. The Options will be granted under our 2010 Plan and will vest as follows:

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(i)	300,000 of the Options will vest on the Date of Grant;

(ii)	150,000 of the Options will vest on the first anniversary of the Date of Grant, provided, however, that such options shall only become exercisable if at any time following the first anniversary of the Date of Grant, the “price per share” (as defined below) exceeds $22.00; and

(iii)	150,000 of the Options will vest on the second anniversary of the Date of Grant, provided, however, that such options shall only become exercisable if at any time following the second anniversary of the Date of Grant, the “price per share” (as defined below) exceeds $27.00.

The Date of Grant and the first and second anniversaries of the Date of Grant shall be referred to as the “vesting dates” and each a “vesting date”.

The term “price per share” means (i) the closing price of our ordinary shares on The Nasdaq Stock Market for any five consecutive trading days commencing from and including the relevant vesting date, (ii) if our ordinary shares are not quoted on The Nasdaq Stock Market, then the closing price of our ordinary shares for any five consecutive trading days commencing from and including the relevant vesting date on such other established stock exchange or national market system on which our ordinary shares are principally (as determined by our board of directors) traded, (iii) if our ordinary shares are not quoted on an established stock exchange or national market system, but are quoted in an over-the-counter market, then the average of the closing bid and asked prices for our ordinary shares in that market for any five consecutive trading days commencing from and including the relevant vesting date, and (iv) if our ordinary shares are not then listed on a stock exchange, national market system or quoted in an over-the-counter market, then the fair market value of our ordinary shares as determined by our board of directors.

In the event of any stock split, reverse stock split, issuance of bonus shares, share dividend of our shares, share exchange or combination or other similar recapitalization events, the stated prices per share above shall be adjusted to reflect such event.

Change of Control

In the event of a “change of control” (as defined below) that either does not require our board of directors’ approval or requires approval of our board of directors and which has been granted, then all of the then outstanding Options will become immediately vested and exercisable as of the date on which the change of control becomes effective, regardless of the price per share.

The term “change of control” means any event resulting in any of the following: (i) a party becoming, directly or indirectly, the holder of 50.01% of our outstanding share capital, (ii) a party gaining the authority to appoint the majority of the members of our board of directors, or (iii) a party having the authority to dismiss and/or appoint our chief executive officer.

Death or Disability

In the event of the CEO’s death, all of the then outstanding Options will become immediately vested and exercisable as of the date of death, regardless of the price per share.

In the event of the CEO’s “disability,” all of the then outstanding Options will become immediately vested and exercisable as of the date of the disability or his resignation due to disability, regardless of the price per share, unless our board of directors determines, in its sole discretion, following the recommendation of our compensation committee, that there are special circumstances that justify otherwise. The term “disability” means a permanent medical condition or one that lasts more than 180 days that makes it impossible for the CEO to fulfill his role and duties to the Company.

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Amendment to the Compensation Policy

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of the State of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our annual general meeting of shareholders held in December 2013. The terms of employment and compensation of our CEO, including the terms approved at the annual general meeting of our shareholders held on December 20, 2012, and as described in the Company’s proxy statement, as amended, furnished to the SEC on November 23, 2012, are incorporated by reference in our compensation policy for office holders. Accordingly, further to the recommendation of our compensation committee and approval by our board of directors, our shareholders are asked to approve an amendment to our compensation policy for office holders such that the grant of Options shall also be incorporated by reference in our compensation policy. The proposed changes to our compensation policy for office holders are set forth in Appendix A to this Proxy Statement, with additions indicated by underlined text and deletions indicated by strikethrough text.

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

Under applicable Israeli law, in order for a vote on Proposal 7 to be counted, the voting shareholder must indicate whether or not he or she has a personal interest in the resolution under such proposal. In order to avoid confusion in the voting and tabulation process of shareholders’ votes, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder does not have a personal interest in the resolution under Proposal 7 and is not a controlling shareholder. If you are unable to make the certification, please contact the Company’s Head of Legal Department, Mr. Dotan Bar-Natan, for instructions on how to vote at +972-3-976-2309 or, if you hold your shares in “street name,” please instruct the representative managing your account to contact us on your behalf.

The approval of this Proposal 7 is contingent upon the approval of Proposal 9 below relating to the amendment to the 2010 Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of options to SodaStream International Ltd.’s chief executive officer, Mr. Daniel Birnbaum, and the related amendment to the compensation policy as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015, be, and hereby are, approved.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 8

APPROVAL OF a grant of options and A cash bonus to the Company’s chief executive officer, Mr. Daniel Birnbaum, in the event of a strategic investment and a related amendment to the Company’s compensation policy for its office holders

Background

Our shareholders are asked to approve a grant of options and a cash bonus to our CEO, in the event of a “strategic investment” (as defined below) in the Company, and to approve a related amendment to our compensation policy for our office holders.

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders. Mr. Birnbaum serves as both a director and the CEO of the Company. The grant of options and a cash bonus to our CEO in the event of a strategic investment, as described below, has been approved by our compensation committee and board of directors, and, in accordance with the Companies Law, requires approval by our shareholders.

In approving the grant of options and cash bonus described below, our compensation committee and board of directors considered, among other factors, the following: (i) that a strategic investment would likely bring value to the Company and its shareholders and that if a strategic investment is made while Mr. Birnbaum is serving as the Company’s CEO, then the grant of options and cash bonus described below would be appropriate recognition therefor and in particular for his efforts to bring about such strategic investment and (ii) that the grant of options and cash bonus described below would serve to advance the objectives, work plan and long-term strategy of the Company.

A “strategic investment” means an investment in shares of the Company by a third party who is not a director or officer of the Company or an affiliate of any of the foregoing, in a transaction or a series of related transactions, in the aggregate amount of not less than $25.0 million and regarding which, in the reasonable judgment of the board of directors of the Company, the identity of such investor or such investor would make a contribution to the prospects of the Company beyond the actual sum for the purchase of the shares of the Company. Shares issued or issuable pursuant to the exercise of a warrant (or similar security) shall not be counted for the purposes of the investment amount at the closing of a strategic investment for the foregoing purposes.

Grant of Options

Our shareholders are asked to approve, in the event of a strategic investment, a grant of options to our CEO, Mr. Daniel Birnbaum, to purchase 100,000 of our ordinary shares (the “Bonus Options”), provided that Mr. Birnbaum is serving as the Company’s CEO at the time of the closing of the strategic investment. The date of grant of the Bonus Options will be the closing of the strategic investment (the “Bonus Options Date of Grant”) and the exercise price will be the price per share paid by the investor at the closing of the strategic investment. The exercise period of the Bonus Options will be five years from the Bonus Options Date of Grant. The Bonus Options will be granted under our 2010 Plan and will vest over three years as follows:

(i)	33,333 of the Bonus Options will vest on the first year anniversary of the Bonus Options Date of Grant; and

(ii)	66,667 of the Bonus Options will vest over the two years following the first anniversary of the Bonus Options Date of Grant as follows:

a.	8,333 Bonus Options will vest on the last day of each of the first seven three-month periods following the first anniversary of the Bonus Options Date of Grant (for a total of 58,331 options); and

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b.	the remaining 8,336 Bonus Options will vest at the end of the eighth three-month period following the first anniversary of the Bonus Options Date of Grant.

Change of Control

In the event of a “change of control” (as defined under Proposal 7 above) that either does not require our board of directors’ approval or requires approval of our board of directors and which has been granted, following a strategic investment, then all of the then outstanding Bonus Options will become immediately vested and exercisable as of the date on which the change of control becomes effective. If the strategic investment results in a change of control, the Bonus Options will become immediately vested and exercisable upon the grant thereof.

Death or Disability

In the event of the CEO’s death, all of the then outstanding Bonus Options will become immediately vested and exercisable as of the date of death.

In the event of the CEO’s disability (as defined under Proposal 7 above), all of the then outstanding Bonus Options will become immediately vested and exercisable as of the date of the disability or his resignation due to disability, unless our board of directors determines, in its sole discretion, following the recommendation of our compensation committee, that there are special circumstances that justify otherwise.

Cash Bonus

Our shareholders are further asked to approve, in the event of a strategic investment, a cash bonus to Mr. Birnbaum in an amount equal to 1.0% of the cash amount invested by the investor at the closing of the strategic investment, up to a maximum bonus amount of $500,000 (the “Cash Bonus”), provided that Mr. Birnbaum is serving as the Company’s CEO at the time of the closing of the strategic investment. The Cash Bonus will be paid to Mr. Birnbaum within 60 days following the closing of the strategic investment. Shares issued or issuable pursuant to the exercise of a warrant (or similar security) shall not be counted for the purposes of the investment amount at the closing of a strategic investment for the foregoing purposes.

Amendment to the Compensation Policy

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of the State of Israel, such as us, are required to adopt a policy governing the compensation of “office holders” (as defined in the Companies Law). Following the recommendation of our compensation committee and approval by our board of directors, our shareholders approved such a compensation policy at our annual general meeting of shareholders held in December 2013. The terms of employment and compensation of our CEO, including the terms approved at the annual general meeting of our shareholders held on December 20, 2012, and as described in the Company’s proxy statement, as amended, furnished to the SEC on November 23, 2012, are incorporated by reference in our compensation policy for office holders. Accordingly, further to the recommendation of our compensation committee and approval by our board of directors, our shareholders are asked to approve an amendment to our compensation policy for office holders such that the grant of Bonus Options and the Cash Bonus shall also be incorporated by reference in our compensation policy. The proposed changes to our compensation policy for office holders are set forth in Appendix A to this Proxy Statement, with additions indicated by underlined text and deletions indicated by strikethrough text.

Required Vote

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below, provided that either: (i) such majority includes a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the resolution does not exceed 2% of the outstanding voting shares of the Company.

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Under applicable Israeli law, in order for a vote on Proposal 8 to be counted, the voting shareholder must indicate whether or not he or she has a personal interest in the resolution under such proposal. In order to avoid confusion in the voting and tabulation process of shareholders’ votes, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder does not have a personal interest in the resolution under Proposal 8 and is not a controlling shareholder. If you are unable to make the certification, please contact the Company’s Head of Legal Department, Mr. Dotan Bar-Natan, for instructions on how to vote at +972-3-976-2309 or, if you hold your shares in “street name,” please instruct the representative managing your account to contact us on your behalf.

The approval of this Proposal 8 is contingent upon the approval of Proposal 9 below relating to the amendment to the 2010 Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the grant of options and a cash bonus to SodaStream International Ltd.’s chief executive officer, Mr. Daniel Birnbaum, in the event of a strategic investment and the related amendment to the compensation policy as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015, be, and hereby are, approved.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 9

APPROVAL OF AN AMENDMENT TO THE COMPANY’S 2010 PLAN

TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES

AUTHORIZED FOR ISSUANCE UNDER THE 2010 PLAN

Background

In 2007, we adopted the 2007 Employee Share Option Plan (the “2007 Plan”) and, in October 2010, we adopted the 2010 Plan. The 2010 Plan allows us to grant options to purchase ordinary shares and other equity awards to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others who our compensation committee considers valuable to us. The 2010 Plan is intended to benefit us by enhancing our ability to attract and retain desirable individuals and increasing their ownership interests in us.

We currently have outstanding options to purchase our ordinary shares and Restricted Share Units (“RSUs”) that were granted under our 2007 Plan and 2010 Plan. As of October 31, 2015, options to purchase up to 22,293 of our ordinary shares, at a weighted average exercise price of $9.24 per share were outstanding under our 2007 Plan. In addition, as of October 31, 2015, options to purchase up to 1,575,031 ordinary shares, at a weighted average exercise price of $27.53 per share and RSUs to purchase 190,648 ordinary shares were outstanding under the 2010 Plan. The number of outstanding options does not include the options that may be granted under the proposals to be brought for approval at the Meeting. As of October 31, 2015, no ordinary shares which are not subject to outstanding options or other equity awards remained available for issuance under the 2007 Plan and 99,907 ordinary shares which are not subject to outstanding options or other equity awards remained available for issuance under the 2010 Plan.

Increase to the Aggregate Number of Ordinary Shares Authorized for Issuance under the 2010 Plan and an Amendment Thereto

Our board of directors, at the recommendation of our compensation committee, approved an amendment to the 2010 Plan to increase the aggregate number of ordinary shares authorized for issuance under the 2010 Plan by 505,000 ordinary shares (the “Additional Reserved Shares”) to a total of 2,745,000 ordinary shares. The Additional Reserved Shares, together with the ordinary shares which are subject to outstanding options or other awards under the 2007 Plan and 2010 Plan as of October 31, 2015 and together with the ordinary shares which are not subject to outstanding options or other equity awards and remained available for issuance under the 2010 ESOP, constitute 11.4% of the issued and outstanding share capital of the Company as of October 31, 2015.

Under the Companies Law, we are not required to receive shareholder approval for changes to our 2010 Plan, including increases to the number of shares reserved and available for future grants. We are seeking approval of our shareholders as required under the Nasdaq Rules and in order for the Additional Reserved Shares to be eligible to qualify as incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended.

If the increase to the total number of ordinary shares reserved and available for issuance under the 2010 Plan is approved by our shareholders:

•	section 7.1 of the 2010 Plan will be revised to read as follows: “2,745,000 authorized but unissued Shares (and/or previously issued Shares (such issued Shares, if any, being held in trust for such purpose or held as dormant Shares by the Company or its Affiliates)), shall be reserved for the purposes of the ESOP, subject to adjustment as set forth in Section 10 below;” and

•	section 7 of Addendum A to the 2010 Plan (known as the “U.S. Sub-Plan”), other than the heading thereof, will be revised to read as follows: “For purposes of this U.S. Sub-Plan, Section 7.1 shall be amended to insert the following sentence as the second sentence thereof: Subject to the provisions of Section 10 of the ESOP, the maximum aggregate number of Shares that may be issued under the ESOP pursuant to Incentive Share Options shall not exceed 2,745,000 Shares, unless such number is increased by such corporate approval as required under law.”

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Summary of the Material Terms of the 2010 Plan

In general, the vesting schedule for options granted under the 2010 Plan provides that 25% or 33% of the options will vest one year after the date of grant and the remainder will vest in equal portions at the end of each quarter thereafter for 12 or eight quarters, respectively. The options, other than the options granted as of February 23, 2012, will expire ten years after the date of grant. Options granted on or after February 23, 2012 but prior to February 26, 2013, will expire six years after the date of grant. Options granted as of February 26, 2013 will expire five years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her options will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has 12 months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

Under certain circumstances, ordinary shares underlying awards previously granted under the 2010 Plan may again become available for grant. Such circumstances include if an award should expire or become unexercisable without having been exercised in full.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to most of our Israeli participants in the 2010 Plan under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. Options and shares granted or issued in accordance with the capital gains track under the 2010 Plan are granted or issued to a trustee and are held by the trustee for two years from the date of grant or issuance. Under the capital gains track, we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Our compensation committee administers the 2010 Plan. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the 2010 Plan. The compensation committee determines the eligible individuals who receive options or other awards under the 2010 Plan, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised, and the other terms and conditions of the options or other awards, all in accordance with the provisions of the 2010 ESOP.

Participants in the 2010 Plan may not transfer their options or other awards except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares subject to awards and exercise prices, if applicable.

In the event that we undergo a Transaction, as defined below, subject to any contrary law or rule, or the terms of any award agreement in effect before the Transaction, any unexercised awards will be replaced by equally ranking awards of the successor company. If the successor company refuses to issue replacement awards, the vesting and exercisability of outstanding awards may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a Transaction. Under the 2010 Plan, a “Transaction” means (a) a merger, acquisition or reorganization of the Company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of the Company’s assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10-day period to participate in a liquidation distribution.

In 2012, as part of approving our CEO’s long-term incentive plan, our shareholders, approved that in the event of a change of control in the Company, all options granted previously to the CEO will be accelerated and become exercisable as at the date on which the change of control will become effective. In 2013, our compensation committee and board of directors approved the same option acceleration for all of our then executive officers of the Company.

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Our compensation committee and/or board of directors may at any time amend or terminate the 2010 Plan; however, any amendment or termination may not adversely affect any options or other awards granted under the 2010 Plan prior to such action. The 2010 Plan provides that if the board of directors desires, it can, with the consent of the award holder, cancel an outstanding award or amend an outstanding award, including, if applicable, the exercise price. For amendments affecting our directors and officers, compensation committee and/or shareholder approval may also be necessary.

Registration with SEC

The Company intends to file a registration statement on Form S-8 with the SEC covering the additional shares authorized for issuance under the 2010 Plan, as amended, pursuant to the Securities Act of 1933, as amended.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

The approval of Proposals 7 and 8 above is contingent upon the approval of this Proposal 9.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to SodaStream International Ltd.’s 2010 Employee Stock Option Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder by 505,000 ordinary shares.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 10

APPROVAL OF AMENDMENTS TO THE ARTICLES OF ASSOCIATION

OF THE COMPANY ELIMINATING THE “CLASSIFIED BOARD” MECHANISM,

AND PROVIDING FOR THE REELECTION OF ALL DIRECTORS

(OTHER THAN EXTERNAL DIRECTORS) ON AN ANNUAL BASIS

Background

At the Meeting, the shareholders will be asked to approve amendments to our articles of association which would eliminate the “classified board” mechanism, and provide that all directors (other than external directors) would be elected or stand for reelection at each annual general meeting of shareholders.

Our board of directors has proposed to amend our articles of association, as described below, in light of the increasing scrutiny that “classified board” mechanisms face in the view of institutional and other shareholder groups (including among certain of our shareholders) as well as those seeking greater accountability from our board of directors.

If this Proposal 10 to amend our articles of association is approved, then the reelection of all directors (other than external directors) will be on an annual basis. Accordingly, the term of office of each our continuing directors and of our director nominees standing for reelection or election at the Meeting, if reelected or elected at the Meeting, as applicable, will be until our annual general meeting of shareholders to be held in 2016.

The proposed amendments to our articles of association are set forth in Appendix B to this Proxy Statement, with additions indicated by underlined text and deletions indicated by strikethrough text.

Required Vote

The approval of Proposal 10 requires the affirmative vote of two-thirds of the outstanding voting shares of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed amendments to the articles of association of SodaStream International Ltd. as described in SodaStream International Ltd.’s amended Proxy Statement, dated November 30, 2015, and are reflected on Appendix B thereto, be, and hereby are, approved and adopted.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 11

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER FIRM OF KPMG

INTERNATIONAL, AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL

THE NEXT ANNUAL GENERAL MEETING AND BOARD AUTHORIZATION

TO DETERMINE THE AUDITOR’S COMPENSATION

Background

The audit committee of the board of directors recommends that the shareholders approve the appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2015, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

The following table provides information regarding fees billed by Somekh Chaikin to us for professional services for the years ended December 31, 2013 and 2014.

	2013	2014
	(U.S. dollars)
Audit Fees	1,182,094	748,500
Audit-Related Fees
Tax Fees
Other Fees		10,700
Total	1,182,094	759,200

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Other Fees” are the aggregate fees billed for consultation in connection with compliance with regulatory disclosure requirements.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the board of directors of SodaStream International Ltd., upon recommendation of the audit committee, to determine their annual compensation.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

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ADDITIONAL INFORMATION

On April 20, 2015, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2014. On November 4, 2015, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the three and nine months ended September 30, 2015. Shareholders may obtain a copy of these documents without charge at http://sodastream.investorroom.com or the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

Airport City, Israel

November 30, 2015

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APPENDIX A

PROPOSED CHANGES TO THE COMPENSATION POLICY FOR OFFICE HOLDERS

SODASTREAM INTERNATIONAL LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

(Originally adopted on December 23, 2013; Last Amended [December 22], 2015)

I. Preamble

In accordance with the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law”), this document states the terms of SodaStream International Ltd.’s Compensation Policy for its “Office Holders” (as such term is defined in the Companies Law) (the “Compensation Policy”).

The effective date of this Compensation Policy is the date of its approval by SodaStream’s shareholders and it shall serve as the Compensation Policy of SodaStream International Ltd. (“SodaStream” or the “Company”), as required by the Companies Law.

The adoption of this Compensation Policy will not grant any of SodaStream’s current or future Office Holders a right to receive any components of compensation set forth in this Compensation Policy or otherwise. The components of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her and in accordance with the requirements of the Companies Law and the regulations promulgated thereunder. Nothing in this Compensation Policy shall be deemed to provide any rights or remedies to any person.

This Compensation Policy will apply to compensation of Office Holders determined after its effective date and will not, and is not intended to, apply to or be deemed to amend employment and/or compensation terms of Office Holders existing prior to such date. The ~~current~~ terms of employment and compensation of Mr. Daniel Birnbaum, the Company’s current Chief Executive Officer, including the terms approved at the meeting of the Company’s shareholders held on December 20, 2012 and as described in the Company’s proxy statement, as amended, filed with the U.S. Securities and Exchange Commission on November 23, 2012 and the terms approved at the meeting of the Company’s shareholders held on [December 22], 2015 and as described in the Company’s amended proxy statement, filed with the U.S. Securities and Exchange Commission on November 30, 2015, shall be deemed incorporated by reference in this Compensation Policy, and this Compensation Policy shall not otherwise relate to the terms of employment and compensation of Mr. Birnbaum.1

In this Compensation Policy, the term “Non-Executive Director” is defined as a member of the Company’s board of directors (the “Board of Directors”) who is not employed by the Company or one of its subsidiaries in any other position.2 Unless expressly stated otherwise, this Compensation Policy relates to all Office Holders other than Non-Executive Directors and the Company’s Chief Executive Officer.3

1 Since the ~~current~~ terms of employment and compensation of Mr. Birnbaum, the Company’s current Chief Executive Officer, ~~existed and~~ were duly approved by the Company’s shareholders~~prior to the adoption of this Compensation Policy~~, Mr. Birnbaum’s terms of employment are excluded for the purposes of the limitations in this Compensation Policy, including the Fixed-Variable Ratio, and were disregarded in determining them.

2 To the extent the Company shall have an active chairman or active vice-chairman of the board, such person would not be considered as a Non-Executive Director.

3 References in this Compensation Policy to the employment or terms of employment of Office Holders shall also apply to the provision of services by Office Holders under a service contract (whether with such Office Holder or an entity controlled by him or her), mutatis mutandis. References to base salaries with respect to Office Holders with a service contract would mean the base fees payable under such contract. Value Added Tax payable by the Company under such service contract, if any, will not be considered or deemed to be part of an Office Holder’s compensation.

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II. Company Philosophy and Compensation Policy Objectives

SodaStream believes that an effective executive compensation program is one that is designed to reward achievements and performance of its Office Holders and which aligns their interests with those of the Company and its shareholders. To achieve this, the fixed components (i.e., base salary, benefits and perquisites) of an Office Holder’s total compensation package will generally not be higher compared with the market, and a significant portion of an Office Holder’s total compensation package will generally be comprised of variable compensation components. SodaStream also seeks to ensure that its ability to attract and retain superior employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the total compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

In formulating this Compensation Policy, SodaStream has considered, among other things, the following considerations:

•	advancing the objectives of the Company, its work plan and long-term strategy;

•	creating appropriate incentives to Office Holders of the Company, taking into account, among other things, the risk management policies of the Company;

•	the Company’s size, complexity and the nature and landscape of its operations, including that the Company is a global company headquartered in Israel operating throughout the value chain;

•	regarding those sections of the Compensation Policy that provide for variable compensation components – the Office Holder’s contribution to achieving corporate objectives and profit maximization, with a long-term perspective and in accordance with the role and position of the Office Holder with the Company.

In determining the compensation for each Office Holder, among other relevant factors, the following considerations shall be taken into account:

•	the education, professional experience and achievements of the Office Holder;

•	the Office Holder’s position in the Company (including geographical considerations), scope of responsibilities and contribution to the Company;

•	the circumstances of the Office Holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any);

•	a comparison of the terms of compensation of the Office Holder to the terms of compensation of other Office Holders in the Company, and to the extent such information is timely available, to terms of compensation of executives in similar positions in peer-group companies; and

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•	a comparison of the total cost of compensation of the Office Holder and the Cost of Salary (as such term is defined in Part A of the First Addendum to the Companies Law) of all Israeli employees of the Company (including, to the extent applicable, Manpower Contractors Engaged by the Company (as such term is defined in Part A of the First Addendum to the Companies Law)), other than the Office Holder, if applicable, and most notably the ratio between the compensation of Office Holders and the median and average salary of all such Company employees, and the ramifications of such ratio on the labor relations of the Company. For the year ended December 31, 2012, the ratio between the highest total compensation package of an Office Holder (excluding Non-Executive Directors and the current Chief Executive Officer) and the median and average salary of all such Company employees was 1:22 and 1:18, respectively. The Compensation Committee and the Board of Directors determined that said ratios are reasonable taking into account the size, complexity and the nature of the Company and its operations and are not expected to have an adverse effect on the labor relations of the Company.

To the extent relevant, necessary and available, peer-group companies will be selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account a number of factors, which may include: market capitalization, type of industry, location of listing of the Company’s securities, level of revenues, number of employees, geographical considerations, factors of relevance to the particular Office Holder’s role and other factors that will be considered relevant to the comparison.

III. Compensation Components

The compensation package of Office Holders may consist of one or more of the following components:

(i)	base cash compensation;

(ii)	benefits and perquisites;

(iii)	annual performance-based cash incentives and other discretionary cash compensation;

(iv)	long-term equity-based compensation (such as options to purchase the Company’s ordinary shares or other equity-based instruments, including restricted stock units, restricted stock and stock appreciation rights, (collectively, “Equity Awards”)); and

(v)	retirement and termination of service arrangements.

The total compensation package and components thereof may vary between Office Holders, taking into account the factors described above. To reflect the Company’s philosophy and Compensation Policy objectives, with respect to any Office Holder, the ratio between the fixed compensation components and the variable compensation components in any given year on an annual basis shall not be more than 1:8 (the “Fixed-Variable Ratio”). Discretionary bonuses, including one-time cash payment upon recruitment or promotion, and retirement and termination benefits, as described below, shall be disregarded and not taken into account for the purposes of calculating the Fixed-Variable Ratio.

A.	Base Cash Compensation (Base Salary)

The monthly gross base salary of any one of our Office Holders shall not exceed NIS 100,0004. The monthly gross base salary may be increased from time to time, subject to the aforesaid limit.

4 This amount shall be linked to the Israeli Consumer Price Index (“CPI”) and shall only be updated to reflect increases in the CPI with the base CPI being the CPI for October 2013.

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B.	Benefits and Perquisites

Certain benefits and perquisites for our Office Holders are provided in order to comply with legal requirements, while others serve as an additional component of the compensation packages offered to Office Holders.

Benefits and perquisites, including those which are required or facilitated under local laws or are customary in the relevant jurisdiction may include, among others, the following:

•	contributions to pension funds and/or similar schemes such as manager’s insurance programs;

•	contributions to education funds;

•	car allowance or company car and related benefits, including tolls;

•	reimbursement of travel expenses;

•	gross-up mechanisms;

•	annual vacation days and the ability to carry-over unused vacation days;

•	sick leave;

•	redemption of unused vacation days for cash;

•	recuperation pay;

•	health insurance and medical expenses;

•	disability insurance;

•	relocation expenses;

•	housing and/or related expenses;

•	meal programs;

•	cellular/smart phone expenses;

•	laptop computer and accessories and communication expenses;

•	reimbursement of out of pocket expenses;

•	membership fees in professional associations;

•	subscriptions to business newspapers, trade magazines and other relevant literature.

Certain benefits and perquisites may be subject to Company policies, as in effect from time to time.

At the request of an Office Holder, the Company may, in its discretion, agree to pay to him or her amounts payable to pension funds or similar schemes, to education funds or in respect of other social benefits payable to institutions which are in excess of the maximum allowance for tax exemption purposes, provided that the Office Holder agrees to be liable for any tax liabilities in respect thereof.

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C.	Annual Performance-Based Cash Incentive Compensation and Other Cash Compensation (Cash Bonuses)

1.	Annual Cash Bonus

a.	General

Cash bonuses may be paid to Office Holders on an annual basis (the “Annual Cash Bonus”). For each fiscal year, the Company will set an annual target bonus for each Officer Holder, which amount shall not exceed 50% of the Office Holder’s annual gross base salary (the “Annual Target Bonus”). An Office Holder’s maximum Annual Cash Bonus will not exceed 200% of the Annual Target Bonus (i.e., 100% of the Office Holder’s annual gross base salary). The entitlement to and the amount of the Annual Cash Bonus will be dependent upon the achievement of particular financial targets and/or personal targets, as explained below, with each of these targets assigned a particular weight.

The financial targets, including with respect to the Eligibility Threshold (as discussed below), will be: (i) measurable and will be determined based on the annual budget approved by the Board of Directors for the relevant fiscal year; and (ii) derived from various metrics, which may include, among others: revenues, gross profit, operating profit, EBITDA, net profit and net profit before tax.

The achievement of the financial targets, including with respect to the Eligibility Threshold, shall be calculated based on the consolidated audited annual financial statements of the Company for the applicable fiscal year. To the extent relevant, one-time extraordinary events, as well as acquisitions, divestures, and organizational changes shall be excluded.

b.	Eligibility

Following the approval of the Company’s annual budget by the Board of Directors, the Company shall set one or more financial targets. For any Office Holder to be eligible to receive an Annual Cash Bonus at least 80% of each of said financial targets must be achieved (the “Eligibility Threshold”). The Board of Directors is authorized to raise, from time to time, the Eligibility Threshold previously set with respect to one or more of the financial targets, including following the end of the relevant fiscal year and including if, as a result of such action, Office Holders would not be entitled to an Annual Cash Bonus that would have otherwise been payable.

In addition, to be eligible for an Annual Cash Bonus, the Office Holder must be actively employed by the Company or one of its subsidiaries during the relevant year to which the bonus relates, which condition may be subject to additional limitations, which may include being employed for a minimum period of time during the relevant year or through a certain date (for example, such as being employed at the time the Annual Cash Bonus is being paid).

c.	Calculating the Annual Cash Bonus

Provided that the Eligibility Threshold has been achieved, the Annual Cash Bonus that an Office Holder may be entitled to will be calculated on the basis of the achievement of:

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•	particular financial targets[5], which may account for 60-100% of the Annual Cash Bonus; and

•	personal targets, which may or may not include measurable criteria and which may account for 0-40% of the Annual Cash Bonus.

For each fiscal year, the Company shall adopt a plan which shall set forth, for each Office Holder, the financial targets and the personal targets, the weight that will be assigned to each target and the specific rules and the formula that will be used for the calculation of the Annual Cash Bonus.

2.	Discretionary Bonus

Office Holders may receive a discretionary cash bonus of up to 4 monthly gross base salaries (the “Discretionary Bonus”) in any given year. The Discretionary Bonus shall not be subject to the achievement of the financial targets and/or personal targets, including the Eligibility Threshold and may be in addition to the Annual Cash Bonus. A Discretionary Bonus may be given for any reason, including, without limitation, for special contributions, achievements, assignments and efforts, all as shall be determined by the Company.

In addition, Office Holders may be awarded a fixed one-time cash payment upon recruitment or promotion, which shall not exceed 6 monthly gross base salaries.

3.	Conversion to Equity

If agreed to by the Office Holder, the Compensation Committee and Board of Directors will have discretion to convert all or a portion of an Office Holder’s Annual Cash Bonus, in lieu of cash, into Equity Awards and to specify their vesting (and other) terms, provided that the aggregate economic value of such Equity Awards at the time of the grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), does not exceed 100% of the gross amount of the portion of the Annual Cash Bonus being converted.

D.	Long-term Equity Based Compensation

The annual value of Equity Awards at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will be subject to the Fixed-Variable Ratio. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest.

Equity Awards will not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances.

The terms and conditions of Equity Awards shall be governed by the Company's existing or future equity incentive plans and applicable law. Notwithstanding the terms of Equity Awards, in the event of a change of control event, vesting of options and/or other Equity Awards may be accelerated as determined by the Company’s Board of Directors or the Compensation Committee.

5 One or more of the particular financial targets may be identical to the financial targets used to set the Eligibility Threshold.

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E.	Retirement and Severance Package

When determining the terms of retirement and/or termination benefits, the following considerations will be taken into account, among other things:

•	the amount of time the Office Holder spent with the Company (the “Time of Service”);

•	the terms of his or her compensation during the Time of Service;

•	the Company’s performance during the Time of Service;

•	the Office Holder’s contribution to the achievement of the Company’s goals and attainment of revenues; and

•	the circumstances surrounding the Office Holder’s departure.

The retirement and/or termination benefits, whether or not retirement and/or termination were at the behest of the Company or the Office Holder, may include, among others, the following benefits:

•	Advance notice – Advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 4 months. During such period of time, the Company will generally be entitled to discontinue the Office Holder’s employment, and, in its discretion, to make payment of the amounts he or she would be entitled to through the end of such period.

•	Severance pay – Under Israeli law, employees are generally entitled to severance pay equal to 100% of the employee’s gross base salary for the last month of employment multiplied by the number of years, including parts of years, of his or her employment with the Company (including notice periods). As such, retirement and/or termination benefits may include the transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes such as manager’s insurance programs, on account of severance pay, as well as additional amounts such that contributions on account of severance pay reflect the Office Holder’s most recent monthly gross base salary.

•	Contribution to funds – The transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes, such as manager’s insurance programs, other than on account of severance pay, and to education funds.

•	Transition period – Office Holder’s may be entitled to a transition period of up to 6 months during which time he or she may continue to receive his or her compensation, however, he or she shall not be granted new Equity Awards and shall not be entitled to an Annual Cash Bonus in respect of the transition period. In addition, the transition period shall be disregarded for the purposes of vesting of Equity Awards.

•	Retirement Bonus – Office Holder’s may be given a cash bonus of up to 4 monthly gross base salaries upon retirement.

IV.	Non-Executive Directors

Non-Executive Directors may be entitled to:

•	an annual cash retainer not to exceed U.S. $30,000, and in the case of the Chairman of the Board of Directors, not to exceed U.S. $60,000;

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•	a per meeting fee not to exceed U.S. $500 for any board or committee meeting attended and a fee not to exceed U.S. $250 per written resolution of the board or a committee thereof;

•	refund of expenses; and

•	to participate in SodaStream’s equity incentive plans or to otherwise receive Equity Awards.

The annual value of Equity Awards to a Non-Executive Director at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will not exceed, U.S. $300,000. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest. The Equity Awards shall not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances. The terms of the Equity Awards may provide, among other things, that they may be exercised on a net exercise or cashless basis.

Notwithstanding the above, Non-Executive Directors who are subject to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000 (the “Remuneration of External Directors Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, may be entitled to remuneration and refund of expenses in accordance therewith, including the relative compensation mechanism specified in sections 8A and 8B of the Remuneration of External Directors Regulations.

V.	Compensation Recovery (“Claw-back”)

In the event of an accounting restatement in the Company’s financial statements, the Company shall be entitled to recover from any Office Holder amounts paid to him or her that would not have been paid but for the incorrect financial data, provided that no more than 24 months have passed since the approval by the Board of Directors of the financial statements of the Company on which basis the payments were made.

The Company will only seek reimbursement from an Office Holder to the extent such Office Holder would not have been entitled to all or a portion of the payments made to him or her, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recovered, including if repayment will be made either on a pre-tax or an after-tax basis, and for setting terms for such recovery from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in any one of the following events:

•	a financial restatement required because of changes in applicable financial reporting standards;

•	transactions that require retroactive restatement (e.g., discontinued operations);

•	reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes;

•	with respect to an individual Office Holder, if he or she did not actually know or, in the performance of his or her duties, would not reasonably be expected to have known, of the basis for the restatement and that the financial data included in the financial statements was inaccurate; and

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•	the Compensation Committee and/or the Board of Directors determined that (i) it would be unreasonable or impracticable to seek reimbursement, (ii) that there is a low likelihood of success under relevant governing law or (iii) it is not worthwhile taking into account the cost and effort that may be involved.

Nothing in this section derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

VI.	Exculpation, Indemnification and Insurance

In addition, Office Holders, including Non-Executive Directors, may be entitled:

•	to exculpation from liability to the fullest extent permitted by applicable law;

•	to indemnification for liabilities and expenses to the fullest extent permitted by applicable law;

•	to be covered by “Directors and Officers Insurance” at the expense of the Company, which may include “run-off” provisions, covering Office Holders for a period of up to seven (7) years after the termination of their services with the Company, or the resolution of existing claims, the later of the two.

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APPENDIX B

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

Election and Removal of Directors.

42.1.	~~The Directors of the Company (other than any external directors elected pursuant to the Companies Law) shall be divided into three classes, designated class I, class II and class III. Each class of Directors shall consist, as nearly as possible as determined by the Board of Directors, of one-third of the total number of directors constituting the entire Board of Directors (excluding the external directors). The first term of office of the class I Directors shall expire at the annual General Meeting occurring in 2011; the first term of office of the class II Directors shall expire at the annual General Meeting in 2012; and the first term of office of the class III Directors shall expire at the annual General Meeting in 2013.~~ The Directors of the Company (other than external directors elected pursuant to the Companies Law) shall be elected at each Annual General Meeting to hold office until the next Annual General Meeting. A Director, including a Director appointed to fill a vacancy or as an addition to the existing Board (except for External Directors whose term shall be determined in accordance with applicable law), shall hold office until the expiration of the term for which elected or until any such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 44 below. Any Director whose term has expired may be reelected to the Board of Directors except as provided by applicable law.

~~42.2~~	~~At each annual General Meeting, election or re-election of Directors following the expiration of the term of office of the Directors of a certain class, will be for a term of office that expires on the third Annual General Meeting following such election or re-election, such that from 2011 and forward, each year the term of office of only one class of Directors will expire (i.e., the term of office of Class I will initially expire at the Annual Meeting held in 2011 and thereafter at 2014, 2017 etc.). A Director shall hold office until the annual General Meeting for the year in which his or her term expires.~~

~~42.3~~	~~Upon a change in the number of Directors (other than as a result of a vacancy), in accordance with the provisions hereof, any increase or decrease shall be apportioned by the Board of Directors at their discretion among the classes so as to maintain the number of Directors in each class as nearly equal as possible.~~

42.2~~4~~	Any Director shall assume his or her position as Director on the date of his election to the Board of Directors, unless a later date has been designated in the resolution appointing such Director.

42.3~~5~~	The Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill an occasional vacancy or as an addition to the existing Board, so long as the total number of Directors shall not at any time exceed the maximum number prescribed by the Articles ~~and shall place any such new director in a class so that each class is as nearly equal as possible~~. A director, appointed by the Board as aforesaid in this sub-article, shall serve until the next Annual General Meeting following his appointment or until any such Director’s appointment terminates as provided for in the Companies Law or due to any of the circumstances set forth in Article 44 below.

42.4~~6~~	The removal of any director prior to the expiry of his or her term (regardless of how the director was appointed or elected), other than in accordance with Article 44 below, shall be upon the vote of two thirds of the voting shares of the Company except as provided by applicable law.

47.	Changes to composition of the Board of Directors. Any change to Articles ~~41-44~~ 42.4 shall only be carried out by a resolution of the Shareholders of the Company, adopted by the holders of Ordinary Shares representing at least two thirds of the entire voting shares of the Company then outstanding.

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